Exhibit 3.1

CONFORMED

CERTIFICATE OF INCORPORATION

OF ELECTRONIC KOURSEWARE, INC.

AS AMENDED

1. The name of the corporation is:

ELECTRONIC KOURSEWARE INTERNATIONAL, INC.

2. The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington 19808, County of New Castle. The name of its registered agent is Corporation Service Company.

3. The nature of the business or purposes to be conducted or promoted is:

To search, prospect and explore for petroleum, gas and other natural resources to engage in the business of drilling, boring and sinking wells for the extraction and production of petroleum, gas, sulfur, salt and other natural resources; to manufacture, purchase or otherwise acquire, lease, mortgage, let, sell or otherwise dispose of, maintain and operate drilling rigs, derricks, drills, bits, casing, pipe, explosives and any other articles, materials, machinery and equipment and property, to engage in substantially all aspects of the petroleum and gas exploration and development business.

To purchase or otherwise acquire, lease as lessee, own, use, improve and maintain, sell and otherwise dispose of, mortgage, pledge, lease as lessor, develop, exploit, and deal in and with, real estate and any interests therein, including without limitation, oil and gas rights and mineral rights of all kinds; to produce oil, gas, sulfur, salt an other natural resources.

To build, purchase or otherwise acquire, lease as lessee, maintain and operate, sell and otherwise dispose of, mortgage, pledge, lease as lessor, and deal in and with, wells, refineries, equipment, facilities, and properties, for manufacturing, producing, processing, distilling, storing, and transporting, petroleum, gas, and natural resources of all kinds.

To organize, well and manage oil and gas investment programs and to enter into associations, joint ventures, or partnerships in connection therewith, and otherwise, for sharing of profits, union of interests, cooperation, joint adventure, or reciprocal concessions, with either domestic or foreign corporations, associations, partnerships or individuals; and to purchase, take, receive, subscribe for or otherwise acquire, own, hold, assign, mortgage, pledge, transfer or otherwise dispose of, and to market, sell and otherwise use and deal in and with, interest in or obligations of, associations, partnerships and joint ventures.

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

The business and purposes specified in the foregoing clauses shall, except where otherwise expressed, be in nowise limited or restricted by reference to, or inference from, the terms of any other clause in this certificate of incorporation, but the business and purposes specified in each of the foregoing clauses of this article shall be regarded as independent businesses and purposes.

4. The total number of shares of common stock which the corporation shall have authority to issue is five hundred million (500,000,000) and the par value is $.0001.

5. The name and mailing address of each incorporator is as follows:

NAME	MAILING ADDRESS
K. L. Husfelt	100 West Tenth Street, Wilmington, Delaware 19801
B. A. Schuman	100 West Tenth Street, Wilmington, Delaware 19801
E. L. Kinsler	100 West Tenth Street, Wilmington, Delaware 19801

6. The corporation is to have perpetual existence.

7. In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, alter or repeal the by-laws of the corporation.

8. Elections of directors need not be by written ballot unless the by-laws of the corporation shall so provide.

Meetings of stockholders may be held within or without the State of Delaware, as the by-laws may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the by-laws of the corporation.

9. The corporation reserves the right to amend, alter, change or repeal any provision maintained in this certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

10. No directors of the corporation shall be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties as a director, except with respect to: (1) breach of a director’s duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) liability under Section 174 of the Delaware General Corporation Law; or (4) a transaction from which the director derived an improper personal benefit, it being the intention of the foregoing provision to eliminate the liability of the corporation’s directors to the corporation or its stockholders to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law, as amended from time to time. The corporation shall indemnify to the fullest extent permitted by Sections 102(b)(7) and 145 of the Delaware General Corporation Law, as amended from time to time, each person that such Sections grant the corporation the power to indemnify.

11. The corporation elects not to be governed by Section 203 of the General Corporation Law of Delaware.

12. The corporation shall indemnify all persons whom it may indemnify to the fullest extent allowed by the General Corporation Law of Delaware.